Exhibit 99.1

NYSE, TSX: NTR	News Release

August 21, 2019

Nutrien Obtains Australian Competition and Consumer Commission Approval for Ruralco Acquisition

Saskatoon, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) (Nutrien) today obtained the Australian Competition and Consumer Commission’s (ACCC) approval to proceed with its acquisition of Ruralco Holdings Limited (ASX: RHL) (Ruralco).

“We are very pleased with today’s decision. We continue to believe the combination of our Landmark operations with Ruralco in Australia will provide significant strategic and financial benefits for all stakeholders. This combination is good for Australian farmers, bringing a greater choice of products, services and technologies to Ruralco’s customer base and positioning Australian farmers to succeed in an increasingly competitive global marketplace. The transaction is expected to deliver excellent value for both Ruralco and Nutrien shareholders,” stated Nutrien President and CEO Chuck Magro.

The head of Landmark, Rob Clayton, commented that, “With this decision from the ACCC, we are one step closer to a combined Ruralco and Landmark, which we believe will create enormous value for Australian farmers. By leveraging the global reach of Nutrien, our people - who live and work in rural and regional Australia - will deliver enhanced solutions and services, products and innovation to Australian growers.”

With regulatory approval received from the ACCC, the transaction now requires approval from the Australian Foreign Investment Review Board (FIRB). Upon securing the necessary approvals from the FIRB, as well as Ruralco shareholders, the transaction is anticipated to be completed on September 30, 2019.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

About Landmark

Landmark has been part of rural Australia and its agricultural industry for more than 150 years and has a strong track record of investment, which has increased since its acquisition by Nutrien. Landmark provides solutions to farmers through a national network that services 100,000 clients in over 200 locations. Landmark’s team of experts are committed to a core mission of adding profitably and sustainability to the Australian farmer. Landmark operates across merchandise, livestock, wool, real estate, insurance and finance.

About Ruralco

Ruralco is one of Australia’s leading agriservices businesses, with around 157 rural merchandise locations nationally, supplying around 244 independent member retailers and employing over 2,000 staff under a variety of brands. Ruralco services Australian farmers through the provision of an extensive range of ag supplies through its owned stores and to independent retailers through CRT, Ruralco’s wholesaling business, and provides agronomic advice and agency services that help maximise the returns of production. Ruralco is also a leading distributor of water products, provider of water infrastructure services, and broker of water entitlements to the Australian agricultural sector.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of Ruralco. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, the rejection of the transaction by the Ruralco shareholders, or the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, the businesses of Nutrien and Ruralco, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Nutrien/Ruralco transaction may not be fully realized or not realized within the expected time frame, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Nutrien reports filed with the SEC.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

Tel: (403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

Tel: (306) 933-8545

Tim Mizuno

Manager, Investor Relations

Tel: (306) 933-8548

Contact us at: www.Nutrien.com

Media enquiries - Australia:

Delia Obst

Director

Bespoke Approach

Tel: +61 3 9654 0735

Mob: +61433139167

Email: dobst@bespokeapproach.com

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